UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D

                                 Amendment No. 3

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              SITI-SITES.COM, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    847623303
                                 (CUSIP Number)

                                 Lawrence Powers
                              Siti-Sites.com, Inc.
                 (f/k/a Spectrum Information Technologies, Inc.)
                            594 Broadway, Suite 1001
                               New York, NY 10012
                                  212 965 0013

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                             Frederic M. Tudor, Esq.
              Sills, Cummis, Radin, Tischman, Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                December 14, 1999
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box |_|.

      Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

CUSIP No. 847623303               SCHEDULE 13D                Page 2 of 15 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lawrence M. Powers
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        2,718,333
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                2,718,333
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,718,333
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES *                                     |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

CUSIP No. 847623303               SCHEDULE 13D                Page 3 of 15 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Powers & Co.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,718,333
  OWNED BY              --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                0
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,718,333
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,718,333
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES *                                     |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

      The name of the issuer with respect to which this Amendment 3 on Schedule 13D is being filed is Siti- Sites.com, Inc., f/k/a Spectrum Information Technologies, Inc. (hereinafter called the "Issuer"). The address of the Issuer's principal executive offices is 594 Broadway, Suite 1001, New York, NY 10012. This statement relates to the Issuer's Common Stock, $.001 par value (the "Common Stock").

Item 2. Identity and Background.

      (a) This Amendment 3 on Schedule 13D is being filed on behalf of Lawrence Powers and Powers & Co., a private family investment organization which is a sole proprietorship owned by Lawrence Powers.

      (b) Lawrence Powers' home address and the principal place of business of Powers & Co. is 47 Beech Road, Englewood, NJ 07631.

      (c) Lawrence Powers is the Chief Executive Officer and Chairman of the Board of the Issuer. Lawrence Powers is the sole owner of Powers & Co., which has no officers.

      (d) Neither Lawrence Powers nor Powers & Co. has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither Lawrence Powers nor Powers & Co. has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Lawrence Powers is a United States citizen.

      On December 14, 1999, the Issuer's stockholders approved a private placement with Lawrence Powers, through Powers & Co., a sole proprietor ship owned by Lawrence Powers, pursuant to the terms of an agreement (the "Stock Purchase Agreement") dated July 26, 1999, between the Issuer and Powers & Co. The terms of the Stock Purchase Agreement were subject to stockholder approval. The closing of the Stock Purchase Agreement and the issuance of the shares thereunder occurred on December 20, 1999.

      Under the terms of the Stock Purchase Agreement, Mr. Powers, through Powers & Co. paid $1,250,000 (which he had previously loaned to the Issuer) for 1,000,000 newly-issued shares of Common Stock and an option (the "500,000 Share Option") to purchase 500,000 additional shares of Common Stock at $2.50 per share, exercisable for five years.

      In addition, on December 21, 1999, Mr. Powers, through Powers & Co., purchased from Maurice Schonfeld 166,666 shares of Common Stock, and an option (the "Schonfeld Option") to purchase 100,000 additional shares of Common Stock at $0.15 per share, exercisable until December 11, 2003, for an aggregate purchase price of $33,333. At that time, Mr. Schonfeld sold his remaining shares of Common Stock and his remaining options to two other individuals.

      Finally, on December 22, 1999, Issuer entered into a Stock Purchase Agreement with Powers & Co., Robert Ingenito, a director of the Issuer, and John Dinozzio, a business partner of Mr. Ingenito's, pursuant to which (a) Lawrence Powers, through Powers & Co. purchased 200,000 newly-issued shares of Common Stock and an option (the "100,000 Share Option") to purchase 100,000 additional shares of Common Stock at $2.50 per share, exercisable for five years, for a purchase price of $250,000, (b) Mr. Ingenito purchased 100,000 newly-issued shares of Common Stock and an option to purchase 50,000 additional shares of Common Stock at $2.50 per share, exercisable for five years, for a purchase price of $125,000, and (c) Mr. Dinozzio purchased 100,000 newly-issued shares of Common Stock and an option to purchase 50,000 additional shares of Common Stock at $2.50 per share, exercisable for five years, for a purchase price of $125,000.

      On January 2, 2000 Lawrence Powers, through Powers & Co., made a gift of one-half of the 1,366,666 newly acquired shares of Common Stock described above (i.e., 683,333 shares), and one-half of each of the 500,000 Share Option, the Schonfeld Option and the 100,000 Share Option (representing the right to acquire 250,000 shares, 50,000 shares, and 50,000 shares, respectively, of Common Stock) to Barclay Powers, who is Lawrence Powers' son and a director of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration.

      The source of the consideration paid by Lawrence Powers, through Powers & Co., for all of the transactions reported in Item 2 was his personal funds.

Item 5. Interest in Securities of the Issuer.

      (a) Lawrence Powers, through Powers & Co., directly and beneficially owns 2,713,333 shares of Common Stock (See Item 2), representing approximately 26.9% of the Common Stock.

      (b) Lawrence Powers has sole voting power and dispositive power with respect to the shares of Common Stock owned by or through Powers & Co.

Item 7. Material to be Filed as Exhibits.

      1. Stock Purchase Agreement dated July 26, 1999, between the Company and Powers & Co., incorporated by reference to Exhibit B to the Company's Definitive Proxy Statement filed on November 23, 1999.

      2. Form of Stock Option Agreement between the Company and Powers & Co., incorporated by reference to Exhibit C to the Company's Definitive Proxy Statement filed on November 23, 1999.

      3. Stock Option Agreement dated as of December 12, 1998, between the Company and Powers & Co.

      4. Stock Purchase Letter Agreement dated December 21, 1999 between Maurice Schonfeld and Powers & Co.

      5. Stock Purchase Agreement dated December 22, 1999 between the Company and Powers & Co.

      6. Stock Option Agreement dated December 22, 1999 between the Company and Powers & Co.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   Lawrence M. Powers


Date: December 27, 1999                            /s/ Lawrence M. Powers
                                                   ----------------------


                                                   POWERS & CO.


Date: December 27, 1999                            By: /s/ Lawrence M. Powers
                                                       ----------------------
                                                   Name: Lawrence M. Powers
                                                   Title: Owner

                                                                       Exhibit 3

                             STOCK OPTION AGREEMENT

      This STOCK OPTION AGREEMENT is made as of the 21st day of December, 1999, by and between Siti-Sites.com, Inc., a Delaware Corporation (the "Company"), and Powers & Co. (the "Optionee").

      WHEREAS, Maurice W. Schonfeld ("Schonfeld") had acquired 500,000 shares of common stock, par value $0.001 per share, of the Company (the "Common Stock"), and an option to purchase an additional 300,000 shares of Common Stock at an exercise price of $0.15 per share, exercisable until December 12, 2003; and

      WHEREAS, Schonfeld and the Optionee, among others, have entered into a letter agreement dated December 16, 1999 providing for the sale by Schonfeld to the Optionee of a portion of (i) his shares of Common Stock of the Company and
(ii) his stock option.

      NOW, THEREFORE, in consideration of the foregoing, the mutual covenants hereinafter set forth and for other good and valuable consideration, the parties hereto agree as follows:

      1. GRANT OF OPTION. The Company hereby grants to the Optionee the right and option (hereafter called this "Option"), to purchase all or any part of an aggregate of one hundred thousand (100,000) shares of Common Stock on the terms and conditions set forth herein.

      2. EXERCISE PRICE AND EXPIRATION. The exercise price and the expiration dates as to the share underlying this Option shall be as follows:

Number of Share           Exercise Price            Expiration Date
---------------           --------------            ---------------

100,000                   $0.15 per share           December 12, 2003

      3. DURATION. This Option shall become exercisable upon issuance of this Option and shall remain exercisable at the stated price through the expiration date set forth above. To facilitate partial transfer, exercise or sale, this Option may be subdivided into options in smaller denominations upon the Optionee's request in writing from time to time.

      4. LIMITATION ON DISPOSITION. This Option and shares of Common Stock underlying this Option have not been registered under the Securities Act of 1933, as amended (the "Act"), or under applicable state securities laws and, therefore, cannot be sold, assigned, or otherwise transferred unless subsequently registered under the Act and under applicable state securities laws or an exemption from such registration is then available. The Optionee hereby agrees that it will not sell, assign or transfer this Option or the shares of Common Stock underlying this Option unless they are registered under the Act and under applicable state securities laws or an exemption from such registration is then available, according to a legal opinion reasonably acceptable to the Company.

      5. MANNER OF EXERCISE OF OPTION. This Option may be exercised, subject to the terms and conditions contained herein, by delivering written notice to the Chief Executive Officer or Treasurer of the Company at its principal office no less than three days in advance of the proposed exercise date. Such notice shall specify the number of shares of Common Stock with respect to which this Option is being exercised and the effective date of the proposed exercise and shall be signed by the Optionee. The notice shall be accompanied by a certified check or cash in the amount of the aggregate option exercise price for such number of shares. In no event shall stock be issued or certificates be delivered until full payment shall have been received by the Company as to such exercise or partial exercise, nor shall the Optionee have any right or status as a shareholder of such underlying shares prior to such exercise. Certificates for shares of Common Stock purchased upon the exercise of this Option shall be delivered to the Optionee as soon as practicable following the effective date on which this Option is exercised.

      6. ADJUSTMENT ON RECAPITALIZATION, MERGER OR REORGANIZATION. If the outstanding shares of the Common Stock of the Company are subdivided, consolidated, increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Company through reorganization, merger, recapitalization, reclassification, capital adjustment or otherwise, or if the Company shall issue Common Stock as a dividend or upon a stock split, then the number of shares subject to the unexercised portion of this Option shall be appropriately adjusted by the Board of Directors of the Company. Any such adjustment shall be made without change in the total exercise price applicable to the unexercised portion of this Option. If, in the event of a merger or consolidation, the Company is not the surviving corporation, and the event that the agreement of merger or consolidation does not provide for the substitution of a new option for this Option, or for the assumption of this Option by the surviving corporation, or in the event of the dissolution or liquidation of the Company, the Optionee shall have the right immediately prior to the effective date of such merger, consolidation, dissolution or liquidation, to exercise this Option in whole or in part, provided, however, that this Option shall not be exercisable in whole or in part later than the date noted in paragraph 2 above. Any adjustments made pursuant to this paragraph shall be made by the Board of Directors of the Company, whose good faith determination in compliance with Delaware law as to what adjustment shall be made and the extent thereof, shall be final, binding and conclusive. In computing any adjustment hereunder, any fractional share which might otherwise become subject to this Option shall be eliminated.


SITI-SITES.COM, INC.


By:__________________________________________
Name:
Title:


OPTIONEE

POWERS & CO.


By:___________________________________________
   Lawrence M. Powers, Owner/Sole Proprietor

                                                                       Exhibit 4


                                December 16, 1999

Reese Schonfeld
Beauchamp Place Communications, Inc.
630 Fifthe Avenue, Suite 3163
New York, NY 10111

      Re:   Stock and Option Purchase Agreement

Dear Reese:

      You have stated that you wish to sell your 500,000 shares of Siti-Sites.com, Inc. common stock, together with your option to purchase an additional 300,000 such shares, at your original cost of $100,000 for all such securities. I have stated that I, and two other shareholders, Robert Ingenito and Steven Gross were willing to buy them at such price, and we have agreed to complete the purchase from you on the terms set forth herein. Each of us is buying them separately (1/3 each) for members of our family or a business associate.

      Delivery of my check for $100,000 is made herewith. You hereby sell, transfer, assign and deliver such shares and option, and represent and warrant that you have good and marketable title and the securities are free and clear of any liens or encumbrances.

      However, you stated that you had mislaid the certificate for the shares and the option certificate, and would require the transfer agent and the corporation to assist you in issuing replacement documents therefor. As a condition subsequent to this sale, you agree to execute the lost certificate affidavit and request for replacement required by American Stock Transfer agency and any similar document required by Siti-Sites.com, Inc., and to cooperate and execute any supplementary stock powers or documents required finally to complete this transaction and deliver transferable certificates and options to me, as agent for the three purchasers. We shall be responsible for any stock transfer taxes.

      This will also confirm that I have encouraged you not to sell and to hold on to your securities for long term investment. There are several beneficial transactions in negotiation by Siti-Sites.com, Inc. which should add investor value to its securities, and you have available to you our latest SEC filings and our recent proxy statement. However, you stated that you were so busy with other personal projects that you preferred to sell your stock and option immediately, notwithstanding these facts, and I therefore acceded to your request.

      Upon execution of a copy of this letter and your collection on my check, this transaction shall be deemed completed, with all right, title and interest in the described securities deemed transferred and completed to the undersigned as agent, subject only to your obligation to cooperate in steps required for re-issuance of new certificates and options in the names of the new owners, as described above.

                                   Sincerely,


                                        /s/ Lawrence M. Powers
                                        Lawrence M. Powers

Agreed:


/s/ Reese Schonfeld
Reese Schonfeld

                                                                       Exhibit 5


                                December 22, 1999

Siti-Sites.com, Inc.
594 Broadway, Suite 1001
New York, New York 10012

Re:   Stock Purchase Agreement

Gentlemen:

      The following sets forth the terms and conditions of a purchase of common stock, $0.001 par value per share (the "Common Stock"), and options to purchase additional Common Stock of Siti-Sites.com, Inc. (the "Company") by Powers & Company ("Powers"), Robert Ingenito ("Ingenito"), and John Dinozzio ("Dinozzio" and, together with Powers and Ingenito, the "Purchasers").

      1. Purchase. (a) Powers agrees to purchase two hundred thousand (200,000) shares of Common Stock, and an option to acquire one hundred thousand (100,000) additional shares of Common Stock at an exercise price of two dollars and fifty cents ($2.50) per share, exercisable for five years (the "Powers Option"), for a total purchase price of two hundred fifty thousand dollars ($250,000), (b) Ingenito agrees to purchase one hundred thousand (100,000) shares of Common Stock, and an option to acquire fifty thousand (50,000) additional shares of Common Stock at an exercise price of two dollars and fifty cents ($2.50) per share, exercisable for five years (the "Ingenito Option"), for a total purchase price of one hundred twenty-five thousand dollars ($125,000), and (c) Dinozzio agrees to purchase one hundred thousand (100,000) shares of Common Stock, and an option to acquire fifty thousand (50,000) additional shares of Common Stock at an exercise price of two dollars and fifty cents ($2.50) per share, exercisable for five years (the "Dinozzio Option" and, together with the Ingenito Option and the Powers Option, the "Options"), for a total purchase price of one hundred twenty-five thousand dollars ($125,000). The terms and provisions of the Powers Option, the Ingenito Option and the Dinozzio Option are set forth in Exhibits A, B and C, respectively, annexed hereto.

      2. Stock Certificates; Payment. On the date hereof, (a) the Company has authorized the Company's transfer Agent to deliver to the Purchasers one or more stock certificates for the Common Stock purchased by them, issued in their names or in such name(s) as may be designated by them, (b) the Company has delivered to the Purchasers the executed Options, and (c) each Purchaser has delivered to the Company a bank or certified check in the amount of the purchase price to be paid by him, as set forth in Section 1 above.

      3. Representations and Warranties of the Company. These representations and warranties shall survive for twelve (12) months following the date hereof. In consideration of the purchase and sale described above and the remaining terms hereof, the Company represents and warrants to its knowledge that as of the date hereof:

            (a) Stock Ownership. Upon issuance to the Purchasers, the Common Stock purchased hereunder (including the Common Stock underlying the Options) will be duly authorized and validly issued, fully paid and non-assessable. The Options will be enforceable in accordance with their respective terms.

            (b) Title. Following consummation of the transactions described above, the Company warrants title to the Common Stock and the Options purchased hereunder, and covenants and agrees at its expense to defend each Purchaser's right, title and ownership of the Common Stock purchased hereunder (whether issued on the date hereof or upon exercise of an Option) against the claims and demands of all persons whomsoever.

            (c) Company's Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all necessary powers to carry on its business as now operated by it.

            (d) Authorization to Convey Stock. (i) The Company has full power and authority to enter into this Agreement and the Options, and the Company has full power and authority to sell, convey, assign and transfer the Common Stock and the Options purchased hereunder to the Purchasers and otherwise consummate the transaction contemplated by this Agreement; (ii) this Agreement constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms; (iii) neither the execution and delivery of this Agreement and the Options, nor the consummation of the transaction contemplated herein in the manner herein provided, will violate any agreement to which the Company is a party or by which the Company is bound, or any law, order, decree or judgment applicable to the Company; and (iv) no authorization, approval or consent of any third party is required for the lawful execution, delivery and performance of this Agreement and the Options by the Company.

      4. Representations and Warranties of the Purchasers. In consideration of the purchase and sale described above and the remaining terms hereof, each Purchaser has executed and delivered to the Company an Investor's Representation Letter in the form attached hereto as Exhibit D, pursuant to which he makes certain representations and warranties to the Company as of the date hereof.

      5. Modification, Discharge, Termination. Neither this Agreement nor any provisions hereof shall be modified, discharged, or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge, or termination is sought.

      6. Notices. Any notice, demand, or other communication that any party hereto may be required, or may elect, to give to any other party hereunder shall be sufficiently given if (a) deposited, postage prepaid, registered or certified, return receipt requested, addressed to such address as may be given herein; or (b) delivered personally or via nationally recognized overnight courier at such address.

      7. Successors and Assigns. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the parties' benefit and the benefit of the parties' successors, legal representatives, and assigns.

      8. Entire Agreement. This Agreement and the Exhibits hereto contains the entire agreement of the parties, and there are no representations, covenants, or other agreements except as stated or referred to herein.

      9. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, both substantive and remedial.

      10. Severability. If any provision of this Agreement shall be held to be void or unenforceable under the laws of any place governing its construction or enforcement, this Agreement shall not be voidable as a result thereof, but shall be construed to be otherwise in force with the same effect as though such provisions were omitted.

      11. Section Headings. The section headings contained herein are for reference purpose only and shall not in any way affect the meaning or interpretation of this Agreement.

      If the foregoing accurately reflects our agreement, please so indicate in the appropriate space below.


SITI-SITES.COM, INC.                       POWERS & CO.


By: ________________________               By: ________________________
Name:                                      Name: Lawrence M. Powers
Its:                                       Its: Owner/Sole Proprietor

Address:                                   Address:
594 Broadway, Suite 1001                   47 Beech Road
New York, New York 10012                   Englewood, New Jersey 07631


____________________________               ____________________________
ROBERT INGENITO                            JOHN DINOZZIO

Address:                                   Address:

______________________                     ______________________
______________________                     ______________________
______________________                     ______________________

                                                                       Exhibit 6

                             STOCK OPTION AGREEMENT

      This STOCK OPTION AGREEMENT is made as of the 22nd day of December, 1999, by and between Siti-Sites.com, Inc., a Delaware Corporation (the "Company"), and Powers & Co. (the "Optionee").

      WHEREAS, the Company, the Optionee and certain other individuals have entered into a Stock Purchase Agreement dated the date hereof, providing for the sale to the Optionee of shares of common stock, par value $0.001 per share, of the Company (the "Common Stock"), and the stock option described herein for an aggregate purchase price of $250,000; and

      NOW, THEREFORE, in consideration of the payment described, the mutual covenants hereinafter set forth and for other good and valuable consideration, the parties hereto agree as follows:

      1. GRANT OF OPTION. The Company hereby grants to the Optionee the right and option (hereafter called this "Option"), to purchase all or any part of an aggregate of one hundred thousand (100,000) shares of Common Stock on the terms and conditions set forth herein.

      2. EXERCISE PRICE AND EXPIRATION. The exercise price and the expiration dates as to the share underlying this Option shall be as follows:

Number of Share             Exercise Price            Expiration Date
---------------             --------------            ---------------

100,000                     $2.50 per share           December 22, 2004

      3. DURATION. This Option shall become exercisable upon issuance of this Option and shall remain exercisable at the stated price through the expiration date set forth above. To facilitate partial transfer, exercise or sale, this Option may be subdivided into options in smaller denominations upon the Optionee's request in writing from time to time.

      4. LIMITATION ON DISPOSITION. This Option and shares of Common Stock underlying this Option have not been registered under the Securities Act of 1933, as amended (the "Act"), or under applicable state securities laws and, therefore, cannot be sold, assigned, or otherwise transferred unless subsequently registered under the Act and under applicable state securities laws or an exemption from such registration is then available. The Optionee hereby agrees that it will not sell, assign or transfer this Option or the shares of Common Stock underlying this Option unless they are registered under the Act and under applicable state securities laws or an exemption from such registration is then available, according to a legal opinion reasonably acceptable to the Company.

      5. MANNER OF EXERCISE OF OPTION. This Option may be exercised, subject to the terms and conditions contained herein, by delivering written notice to the Chief Executive Officer or Treasurer of the Company at its principal office no less than three days in advance of the proposed exercise date. Such notice shall specify the number of shares of Common Stock with respect to which this Option is being exercised and the effective date of the proposed exercise and shall be signed by the Optionee. The notice shall be accompanied by a certified check or cash in the amount of the aggregate option exercise price for such number of shares. In no event shall stock be issued or certificates be delivered until full payment shall have been received by the Company as to such exercise or partial exercise, nor shall the Optionee have any right or status as a shareholder of such underlying shares prior to such exercise.

Certificates for shares of Common Stock purchased upon the exercise of this Option shall be delivered to the Optionee as soon as practicable following the effective date on which this Option is exercised.

      6. ADJUSTMENT ON RECAPITALIZATION, MERGER OR REORGANIZATION. If the outstanding shares of the Common Stock of the Company are subdivided, consolidated, increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Company through reorganization, merger, recapitalization, reclassification, capital adjustment or otherwise, or if the Company shall issue Common Stock as a dividend or upon a stock split, then the number of shares subject to the unexercised portion of this Option shall be appropriately adjusted by the Board of Directors of the Company. Any such adjustment shall be made without change in the total exercise price applicable to the unexercised portion of this Option. If, in the event of a merger or consolidation, the Company is not the surviving corporation, and the event that the agreement of merger or consolidation does not provide for the substitution of a new option for this Option, or for the assumption of this Option by the surviving corporation, or in the event of the dissolution or liquidation of the Company, the Optionee shall have the right immediately prior to the effective date of such merger, consolidation, dissolution or liquidation, to exercise this Option in whole or in part, provided, however, that this Option shall not be exercisable in whole or in part later than the date noted in paragraph 2 above. Any adjustments made pursuant to this paragraph shall be made by the Board of Directors of the Company, whose good faith determination in compliance with Delaware law as to what adjustment shall be made and the extent thereof, shall be final, binding and conclusive. In computing any adjustment hereunder, any fractional share which might otherwise become subject to this Option shall be eliminated.


SITI-SITES.COM, INC.


By:__________________________________________
Name:
Title:


OPTIONEE

POWERS & CO.


By:___________________________________________
   Lawrence M. Powers, Owner/Sole Proprietor


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